OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

March 31, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Proxy Statement on Schedule 14A for Oppenheimer Senior Floating Rate Fund

Dear Ms. Lithotomos:

This letter acknowledges our telephone call on March, 24, 2010, regarding the preliminary Proxy Statement on Schedule 14A for Oppenheimer Senior Floating Rate Fund (the “Fund” or the “Registrant”), which was filed with the Securities and Exchange Commission on March 2, 2010. Per our discussion, there were no comments involving or requiring any changes to the language of the Proxy Statement. Each comment, as I understood it, is summarized or repeated below and immediately followed by the response.

Conversion of the Fund to an Open-End Investment Company

1.     Portfolio Management

     Comment: Please confirm that the Manager does not anticipate significant material changes in the Fund’s investment policies or procedures as a result of open-ending the Fund.

     Response: As discussed during our telephone call, we can confirm that the Manager does not expect significant material changes in the Fund’s investment policies or procedures as a result of open-ending, and the Manager does not anticipate that the Conversion would require any material portfolio restructuring to enable the Fund to operate as an open-end investment company. As such, the disclosure remains as currently set forth in the Proxy Statement.

2.      Elimination of Fundamental Investment Policy Regarding Quarterly Repurchases

Comment: Please confirm and state whether any fundamental investment policy changes will be made with respect to borrowing as a result of open-ending the Fund.

Response: As stated in the current Proxy Statement disclosure, the Fund’s fundamental investment restrictions already prohibit the Fund from issuing any senior securities except as permitted under the Investment Company Act and from borrowing money in excess of 33 1/3% of the value of its total assets at the time of its borrowings. Therefore, while the Fund would be subject to limits on the issuance of senior securities and borrowing that apply to open-end investment companies under the Investment Company Act following the Conversion, no additional changes to the Fund’s fundamental investment restrictions in this regard are needed.

If the Conversion is approved, as stated in the current disclosure, existing fundamental policies related to periodic Repurchase Offers will be eliminated. These policies will no longer be needed since shareholders can redeem shares on any business day rather than only during the repurchase offers. In the event that the Conversion is not approved, the existing fundamental policies regarding quarterly repurchases will remain intact.

As we discussed, disclosure with respect to fundamental investment policies will thus remain as currently set forth in the Proxy Statement.

The undersigned hereby acknowledges that, upon the filing becoming effective (i) the Commission or the staff, acting pursuant to delegated authority, is not foreclosed from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further, please do not hesitate to contact me.

Sincerely,

/s/ Carl A. Algermissen

Carl A. Algermissen

Vice President and Associate Counsel

Tel.: 303.768.2486
Fax: 303.645.0749
calgermissen@oppenheimerfunds.com

cc:     Eric S. Purple, Esq.
         Paulita A. Pike, Esq.
         Randy Legg, Esq.
         Nancy S. Vann, Esq.
         Taylor Edwards, Esq.